Filed by: VMware, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: EMC Corporation

Subject Company’s Commission File No.:001-09853

On July 9, 2007, the following communication was sent via email to eligible employees of VMware, Inc. (“VMware”) in connection with EMC Corporation’s (“EMC”) and VMware’s offer to exchange certain outstanding options to purchase shares of EMC’s common stock for options to purchase shares of VMware’s Class A common stock and certain outstanding restricted stock of EMC for restricted Class A common stock of VMware.

TO:

As Diane Greene recently announced, VMware and EMC are launching the stock option and restricted stock Exchange Program for eligible VMware employees, effective today, Monday, July 9th, 2007.

The EMC-VMware Exchange Program is a one-time offer for eligible employees to voluntarily exchange EMC Options and Restricted Stock for VMware Options and Restricted Stock respectively. If you are eligible and decide to participate in the Exchange Program, you must make your election(s) before the offer expires at 11:00 a.m. Pacific Time on August 6th, 2007 (unless the offer is extended).

The online Election Site for the EMC-VMware Exchange Program is available at: https://www.corp-action.net/vmware]. For security purposes, you will need to supply your 6-digit employee identification number (i.e., the same ID for your UBS account, including a leading 0) and the following personal identification number (PIN) that has been assigned to you:

Your PIN is:

After logging into the Election Site, you can follow the instructions to provide your consent to use the electronic website, review and download the offering materials, review a summary of your option and stock grants that are eligible for exchange, and submit any election(s) for exchange that you decide to make. You can visit the website and edit your election(s) as often as you want during the offer period; however, your final election(s) must be submitted before the offer expiration.

While you have until the offer expiration to submit your election(s), we urge you to allot yourself ample time to familiarize yourself with the site, the offering materials, and the process for making your election(s). If you decide not to participate in the Exchange Program, you do not need to do anything further at this time.

If you have questions, please call Mellon Investor Services (“Mellon”), the information and exchange agent for this program, at the contact numbers listed below.

Please do not reply to this automated e-mail message. If you have a question, please call us at the numbers listed below.

Mellon Investor Services

Customer Service Representatives are available Monday through Friday

5:00 a.m. to 4:00 p.m. Pacific Time

888-313-1479 from within the U.S.

201-680-6672 from outside the U.S.

The information contained in this e-mail may be confidential and is intended solely for the use of the named addressee.

Access, copying or re-use of the e-mail or any information contained therein by any other person is not authorized.

If you are not the intended recipient please notify us immediately by returning the e-mail to the originator.(17b)